Exhibit 12.1

KEMET Corporation

Calculation of Earnings to Fixed Charges

(amounts in thousands)

	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012

Consolidated Fixed Charges Numerator
Pre-tax income	(20,104)	(288,411)	(64,411)	65,748	8,444
Fixed charges (see below)	23,128	30,816	28,228	32,619	31,325
Earnings	3,024	(257,595)	(36,183)	98,367	39,769

Denominator
Interest expense	21,696	29,789	26,008	30,175	28,567
Capitalized interest	486		612	326	614
Interest on rent	946	1,027	1,608	2,118	2,144
	23,128	30,816	28,228	32,619	31,325

Fixed Charge Ratio	—	—	—	3.0	1.3

Earnings to fixed charge deficiency	20,104	288,411	64,411	—	—